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                                                                      EXHIBIT 19

May 3, 1999

     Total first-quarter sales fell 4 percent to $30.5 million, from $31.7 million a year ago. Net losses for the period before expected restructuring and other non-recurring costs were $911,000, or 26 cents per share, versus first quarter earnings a year ago of $370,000, or 11 cents per share. Previously disclosed restructuring charges and other non-recurring costs related to the consolidation of grand piano assembly operations amounted to $930,000, or 27 cents per share, resulting in a total first-quarter net loss of $1,841,000, or 53 cents per share.

     The consolidation of grand piano assembly operations in Trumann, Arkansas is still expected to yield annual pre-tax savings of at least $2.0 million.

     The 10 percent year-to-year decline in first-quarter Music sales was primarily a function of price concessions required to compete with low cost Asian piano imports. The impact was not felt until second quarter 1998, when these low-priced imports began in earnest. We remain hopeful that the Asian import situation may be diminishing. While unacceptably high, the first-quarter sales shortfall of 10 percent was substantially below the 17 percent decline recorded in the fourth quarter of 1998.

     Significant progress has also been made in laying the groundwork that will return Baldwin to sustained profitability. Both ongoing restructuring efforts --the consolidation of grand piano assembly operations and the infrastructure fixes at Contract Electronics -- should be completed by the end of the second quarter. Start-up for our new piano plate supplier is on track to deliver 10 percent savings on this key component. We expect a significant improvement in second-half operating performance as cost savings begin to flow through to the bottom line.

     During the first quarter, headcount was reduced by 138 people, or 7.5 percent, with another reduction of 52 people expected during the second quarter as we complete the plant consolidation. Personnel reductions and continuing productivity improvements are directly related to the implementation of synchronous manufacturing techniques at our Music and Contract Electronics operations.

     First quarter Contract Electronics (CE) sales grew 10 percent to $11.7 million, up from $10.7 million a year ago. This growth was entirely attributable to existing customers because Baldwin elected not to accept business from new customers until CE's upgraded infrastructure is operating smoothly.

     Strong overall market demand for pianos was responsible for an 8 percent increase in Retail Financing revenue, which rose to $2.4 million, up from $2.2 million for the same period last year. The company produced $1 million of positive cash flow during the first quarter, compared with negative cash flow of $9.6 million a year earlier. Positive cash flow was a function of the company's successful ongoing efforts to reduce inventories and receivables.

Karen L. Hendricks
Chairman, Chief Executive Officer and President


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Music Products Division

Grand pianos, vertical pianos, computerized auto-player piano systems and digital pianos.

Company owned retail outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Lexington and Louisville, Kentucky; Lansing, Michigan; Memphis, Tennessee.

Independent keyboard dealers (400).

Retail Financing Division

Point-of-sale consumer financing for new and used pianos, and special promotion programs.

Piano leasing programs.

Contract Electronics Division

Printed circuit board assemblies, design, engineering, testing, electro-mechanical and mechanical assemblies, post-production repair and order fulfillment.

Home Office
4680 Parkway Drive, Suite 200, Mason, OH 45040-7198, (513) 754-4500 e-mail:
baldwin@bpao.com

web sites: www.baldwinpiano.com or www.pianovelle.com

Manufacturing Locations
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi; Juarez,
Mexico

Registrar and Transfer Agent
The Provident Bank, One East Fourth Street,
Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO



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

Consolidated Summary of Earnings (unaudited)
                                                                                                              Three Months Ended
                                                                                                                   March 31,
(in thousands, except earnings per share)                                                                       1999           1998
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
Net sales                                                                                                 $   30,514   $   31,687
Cost of goods sold                                                                                            27,885       26,373
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     Gross profit                                                                                              2,629        5,314
Income on the sale of installment receivables                                                                  2,051        1,804
Interest income on installment receivables                                                                       355          430
Other operating income                                                                                           256          417
Selling, general and administrative expenses                                                                  (7,322)      (6,782)
Interest expense                                                                                                (938)        (585)
------------------------------------------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes                                                                      (2,969)         598
------------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                                                  (1,128)         228
------------------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss)                                                                                  $   (1,841)  $      370
====================================================================================================================================
Basic earnings (loss) per share                                                                           $   (0.53)   $     0.11
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                                                                         $   (0.53)   $     0.11
------------------------------------------------------------------------------------------------------------------------------------
Basic number of shares outstanding (000)                                                                       3,453        3,445
------------------------------------------------------------------------------------------------------------------------------------
Diluted number of shares outstanding (000)                                                                     3,453        3,520
------------------------------------------------------------------------------------------------------------------------------------




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


Consolidated Summary Balance Sheets (unaudited)
                                                                                                 Three Months Ended
                                                                                                      March 31,         December 31,
                                                                                                     1999      1998         1998
------------------------------------------------------------------------------------------------------------------------------------
Assets
     Receivables, net                                                                        $   20,717   $   23,970   $   23,273
     Inventories                                                                                 49,528       42,252       51,089
     Other current assets                                                                         5,190        6,458        8,427
------------------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                   75,435       72,680       82,789
     Installment receivables, less current portion                                               15,066       15,505       14,616
     Property, plant and equipment, net                                                          22,701       21,391       22,724
     Other assets                                                                                17,946       12,214       17,121
------------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                       $  131,148   $  121,790   $  137,250
====================================================================================================================================
Liabilities and Shareholders' Equity
     Current portion of long-term debt                                                       $   11,204   $    3,125   $   11,380
     Other current liabilities                                                                   14,911       15,954       17,800
------------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                              26,115       19,079       29,180
     Long-term debt, less current portion                                                        41,955       35,027       42,817
     Other liabilities                                                                            3,655        6,475        3,978
     Shareholders' equity                                                                        59,423       61,209       61,275
------------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity                                         $  131,148   $  121,790   $  137,250
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